LITTLEFIELD CORPORATION
2501 North Lamar Blvd.
Austin, Texas 78705
Telephone 512-476-5141
Fax 512-476-5680

Richard S. Chilinski
EVP and CFO

October 14, 2009

VIA EDGAR AND EMAIL

Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attention:  Heather Clark

RE:           Littlefield Corporation
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
Filed August 14, 2009
File No. 333-92060

Dear Ms. Clark:

This letter responds to your letter dated October 5, 2009, regarding our 10-K and 10-Q.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following numbered responses correspond to the numbered comments in your October 5 letter.

Annual Report on Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis of the Financial Condition and Results of Operations, page 8

1.
Please revise future filings to include your critical accounting estimates. In this regard, please ensure that your critical accounting estimates disclosure (i) provides greater insight into the quality and  variability of the information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future fillings accordingly. For example, we note that you recognized goodwill and asset impairment charges during fiscal 2008 which were material to your results of operations. In this regard, we would expect to see expanded disclosure surrounding the estimates and assumptions used by management in assessing impairment of its indefinite lived intangible and long-lived assets under SFAS Nos. 142 and 144, respectively.

Response:  Future filings will comply with your comment.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk, page 13

2.
According to your long-term debt footnote on page F-17, we note that certain long-term debt arrangements are subject to variable interest rates. In this regard, it appears that you are subject to market risk with respect to interest rate risk. To the extent material, you are required by Item 305 (a) of Regulation S-K to include quantitative disclosures using one of three formats outlined in the guidance noted above. Please revise your disclosure in the future filings accordingly.

Response:  Future filings will comply with your comment.

Financial Statements, page F-1

Consolidated Statements of Stockholders’ Equity and Comprehensive Income, page F-6

3.
Please tell us the nature of the line item “stock dividend adjustment”. Your response should include what events gave rise to an adjustment of a stock dividend issued in 2007 in full detail and the authoritative guidance you relied upon for your accounting treatment.

Response:  During 2006, the Company declared a stock dividend and issued shares from its authorized and unissued shares of common stock. In accordance with the terms of existing stock option agreements, a pro rata increase was also applied to all outstanding stock options which had been granted but not exercised with a corresponding decrease in exercise price per share.

During 2007, the Company noted, due to an administrative oversight, 42,595 shares of common stock had not been issued to certain non-executive employees for the additional pro rata shares associated with the stock dividend when they exercised their options in 2006 or stock was purchased under the Company’s Employee Stock Purchase Plan (ESSP).

The table below presents the shares of the “stock dividend adjustment” for each non-executive employee affected:

Non- Executive Employee	Options Exercised	ESPP	Pro Rata Share Adjustment
A	25,000		5,000
B	50,000		10,000
C	50,000		10,000
D	25,000		5,000
E	50,000		10,000
F		6,460	1,292
G		6,515	1,303
			42,595

The adjustment was not material and thus was recorded in the period the correction was made in accordance with SFAS 154, Accounting Changes and Error Corrections.

Notes to Consolidated Financial Statements, page F-9

Note 1- Background and Summary of Significant Accounting Policies, page F-9

Cash and Cash Equivalents, page F-9

4.
We note from your disclosure that cash and cash equivalents consist of funds invested in certificates of deposit and money market accounts and investments with maturities of less than one year when purchased. However, generally cash and cash equivalents are only investments with original maturities of three months or less in accordance with paragraph 8 of SFAS No. 95. Please advise or revise your financial statements (e.g. balance sheets and statements of cash flows), accordingly.

Response:  Given the facts and circumstances, the Company’s investments in certificates of deposit are so near cash that it is appropriate to refer to them as the “equivalent” of cash.

The CDs may be converted into known amounts of cash at anytime without penalty and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.  Substantially all of the CDs are owned by the Company’s numerous subsidiaries and fully insured by the FDIC. The Company takes a conservative posture in its investments and does not invest in auction rate securities.

Attached as an example is a schedule showing the Company’s CD maturities at December 31, 2008.  At that time, the company’s cash equivalents consisted of CDs with a weighted average days remaining to maturity of 46 days (plus demand deposits and a small amount in money market funds).  At December 31, 2008, no CD had an original maturity greater than four months, no CD had remaining days to maturity greater than 90 days, and the median days to maturity was 17 days.  In its cash management, the Company uses CDs with these maturities to take advantage of the bank’s typical rate differential for 120 and 150 day CDs.

The Company has consistently applied its policy of using these short-term, FDIC insured, highly liquid investments in CDs as cash equivalents.  Especially in light of the fact that these CDs can be redeemed at any time without penalty, the Company believes that this is an appropriate treatment.  In future filings, the Company will disclose that its cash equivalents include CDs with maturities up to 90 days, or are otherwise redeemable without penalty. We propose to use the following revised disclosure, beginning with the 10-Q for the third quarter of 2009:

“Cash [and cash] equivalents consist of [cash and highly liquid investments with maturities of three months or less at the date of acquisition or which are readily convertible to cash without penalty] ~~funds invested in certificates of deposit and money market accounts and in investments with a maturity of less than one year when purchased~~.”

Note 14- Segments, page F-27

5.
We refer to the “adjustments” detail in page F-28. Please tell us why asset impairments and termination costs are not directly allocated to either the Entertainment or Hospitality segments. Given your disclosures on pages 2 and 8 that the impairment and contract termination costs related to certain bingo hall closures, it is unclear why such charges are not directly related and allocated to your Entertainment segment.  Please advise.

Response: We have concentrated on the segment profits reported to the Company’s Chief Operating Decision Marker (“CODM”) which do not include segment results below gross profit (loss). The asset impairments and termination amounts are not included in the measure of segment profit or loss reviewed by the chief decision maker; rather the on-going focus is on the gross profit of continuing operations.  They are consistently reported as other noted items which were included in the “Adjustment”.  We report information this way because it is the information management uses to measure performance and make operational decisions.

We propose, in line with your suggestion in Comment 10 below, to include in future filings a separate statement describing the asset impairments and contract termination costs which have been excluded from the segment profits.

6.
We note from your website http://www.littlefield.com/about.html, a real estate business, Littlefield Real Estate. In this regard, we note no mention of a separate real estate business or segment in your annual report on Form 10-K. Please tell us how this real estate business interacts with your current operations, whether the business is a wholly owned subsidiary and the amount of any relevant assets, liabilities, equity, revenues, and expenses of the entity. We may have further comment upon receipt of your response.

Response:  We will clarify and update the website.  Littlefield Real Estate is not a separate legal entity nor a reportable segment.  It is not separately considered from an operational standpoint by the Company’s CODM.  We originally included it on the website to highlight the importance of the selection and management of real estate as an important part of our operations.  We will revise the website to more accurately describe the significance of real estate to the Company’s operations.

Real estate operations form an integral part of the Company’s “Entertainment” segment. The Entertainment segment encompasses 37 charitable bingo halls for which the operating results of these halls are reported to the CODM, including real estate income and expense.  For practical reasons, the Company occasionally forms one wholly owned subsidiary to own real estate and collect rents for a bingo hall, while another wholly owned subsidiary collects management fees from the same bingo operation.  However, both subsidiaries are included in the results from operations of the Entertainment segment and reported to the CODM with an emphasis on the results of overall operations of the Company’s bingo halls.

In addition, we own the Company’s  headquarters building and report income and expense from it as non-segmented items.

We believe that it would not improve our operations to treat our real estate operations as a separate segment, and it would not improve the quality of our disclosure to report real estate operations separately from the rest of the Entertainment segment; rather, we will update and improve the website description.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2009

Notes to Consolidated Financial Statements, page 9

Note 4- Goodwill and Other Intangible Assets, page 11

7.
We note the line item “Change in covenants not to compete” increasing the balance by $50,000. Please tell us the nature of such change and the events that took place requiring recognition of additional amounts of intangible assets. To the extent such “change” is related to the bingo hall acquisition in South Carolina in Q1 2009, please revise future filings to clearly identify the “change” as an acquisition rather than a change that could result from any number of transactions.

Response:  The change was indeed related to the South Carolina bingo hall acquisition.  Future filings will comply with your comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

8.
Your results of operations disclosures starting on page 18 compare the six months ended June 30, 2009 to the six months ended June 30, 2008. Please note that Item 303 (B)(2) of Regulation S-K requires that if a registrant has presented an income statement for the current fiscal quarter, the MD&A discussion also shall cover material changes with respect to that fiscal quarter and the corresponding fiscal quarter in the preceding fiscal year. Please revise all future filings accordingly.

Response:  Future filings will comply with your comment.

Gross profit and Costs and Expenses, page 18

9.
We refer to the general and administrative expenses discussion on page 19. We note that you disclose the increase of general and administrative expenses of $13,000 resulted from a reduction in staff offset by certain compensation adjustments. Please note that to the extent that change (s) are attributed to more than one factor, you should quantify the amounts attributed to each factor in order for the reader to understand the significance of each factor attributing to the change. Please revise future filings accordingly.

Response:  The other compensation adjustments mentioned in the 10-K were not material to our operations. Future filings will comply with your comment.

Periodic Report on Form 8-K filed August 3, 2009

Exhibit 99.1

10.
We note the presentation of Income (Loss) excluding noted items, a non-GAAP measure. Please revise all future filings to include reconciliation with the most directly comparable financial measure calculated and presented in accordance with GAAP and a description of the reasons management believes such non-GAAP measure is useful. Please refer to Regulation G.

Response:  Future filings will comply with your comment.

We trust that the information contained in this letter completely responds to your comments.  Please do not hesitate to contact us if you have questions or require additional information.

Very truly yours,

/s/ Richard Chilinski

Richard Chilinski
Chief Financial Officer

Littlefield Corporation

Bank Certificates of Deposit

12/31/2008

Bank Certificates of Deposit
Acct#	Begin	Term	Original Days	Remaining Days	Int Rate	Amount	Insured	Redeemable anytime without penalty
8900590	9/18/2008	1/4/2009	108	4	3.02%	100,000.00	FDIC	Yes
8900591	9/18/2008	1/4/2009	108	4	3.02%	100,000.00	FDIC	Yes
8900592	9/18/2008	1/4/2009	108	4	3.02%	100,000.00	FDIC	Yes
8900593	9/18/2008	1/4/2009	108	4	3.02%	100,000.00	FDIC	Yes
8900594	9/18/2008	1/4/2009	108	4	3.02%	96,425.88	FDIC	Yes
8900594a	9/18/2008	1/17/2009	121	17	3.03%	3,574.12	FDIC	Yes
8900595	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900596	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900597	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900598	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900599	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900600	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900601	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900602	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900603	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900604	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900605	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900606	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900607	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900608	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900609	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900610	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900611	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900612	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900613	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900614	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900615	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900616	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900617	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900618	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900619	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900620	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
8900621	9/18/2008	1/17/2009	121	17	3.03%	100,000.00	FDIC	Yes
13868270	11/24/2008	3/24/2009	120	83	1.71%	42,053.92	FDIC	30 day interest
13868239	12/24/2008	3/24/2009	90	83	1.25%	55,349.54	FDIC	30 day interest
760000288	12/31/2008	3/31/2009	90	90	1.25%	100,000.00	FDIC	30 day interest
760000289	12/31/2008	3/31/2009	90	90	1.25%	100,000.00	FDIC	30 day interest
760000290	12/31/2008	3/31/2009	90	90	1.15%	75,000.00	FDIC	30 day interest
				Weighted Days Remaining
Combined				45.7		3,572,403.46